SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission File Number 333-48402

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Lakeland Financial Corporation 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Lakeland Financial Corporation

202 East Center Street, P.O. Box 1387

Warsaw, Indiana 46581-1387

REQUIRED INFORMATION

Audited statements of net assets available for benefits of the Lakeland Financial Corporation 401(k) Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the year ended December 31, 2006 are provided as Exhibit 99.1 to this Form 11-K.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LAKELAND FINANCIAL CORPORATION
401(k) PLAN

Date:	June 8, 2007	By: Lakeland Financial Corporation, as Trustee
to the Plan

By:/s/Jill A. DeBatty
Jill A. DeBatty

                                   LAKELAND FINANCIAL CORPORATION 401(k) PLAN

EXHIBIT INDEX
TO
ANNUAL REPORT ON FORM 11-K

Exhibit No.	Description	Sequential Page No.
23.1	Consent of Crowe Chizek and Company LLC	5
99.1	Financial Statements	6